UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 333-272717

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), convened at June 27, 2024, at 8:30A.M., Eastern Time by conference call, the shareholders of the Company adopted resolutions approving all of the eight proposals considered at the Meeting. A total of 42,196,099 votes, representing 69.37% of the votes exercisable as of June 27, 2024, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal No. 1: To give the Board of Directors discretion to approve a reverse share split at an exchange ratio of up to one-for-fifteen (1:15) within 12 months of the shareholders’ approval.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at a precise RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”).

	For	Against	Abstain
Number of Voted Shares	38,832,685	3,341,609	21,805
Percentage of Voted Shares	92.03%	7.92%	0.05%

2.	Proposal No. 2: To approve the authorized share capital of the Company be adjusted in proportion to any reverse share split implemented pursuant to Proposal No. 1.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise RS Ratio, be altered from US$1,000,000 divided into 100,000,000 ordinary shares of a par value of US$0.01 each to US$1,000,000 divided into as low as 6,666,667 ordinary shares (for an RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Effective Time (the “Share Consolidation”).

	For	Against	Abstain
Number of Voted Shares	38,850,489	3,268,630	21,145
Percentage of Voted Shares	92.07%	7.75%	0.05%

3.	Proposal No. 3: To approve the authorized share capital be increased regardless of whether the reverse share split occurs.

Resolution: Approved

RESOLVED, as an ordinary resolution:

a.	if the Reverse Share Split and Share Consolidation are implemented, with effect immediately after the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board of Directors’ determination of the precise RS Ratio, that the authorised share capital of the Company be increased from US$1,000,000 divided into 6,666,667 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each to up to US$75,000,000 divided into 500,000,000 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each; or

b.	if the Reverse Share Split and Share Consolidation are not implemented (the same having been abandoned by the Directors prior to the Effective Time), with effect at such time and date, if at all, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for this Authorised Share Capital Increase (the “Alternative Effective Time”), that the authorised share capital be increased from US$1,000,000, divided into 100,000,000 ordinary shares with a par value of US$0.01 each to US$10,000,000, divided into 1,000,000,000 ordinary shares with a par value of US$0.01 each,

(together or each separately, as applicable, the “Authorised Share Capital Increase”).

	For	Against	Abstain
Number of Voted Shares	38,906,324	3,326,278	19,332
Percentage of Voted Shares	92.20%	7.88%	0.05%

4.	Proposal No. 4: To amend the Securities Escrow Agreement to permit the release and issuance of earnout shares without the occurrence of the milestone events.

Resolution: Approved

RESOLVED, as an ordinary resolution, that certain Securities Escrow Agreement (the “Earnout Agreement”), dated as of April 9, 2024, by and among the Company, Mohanraj Ramasamy, solely in its capacity as representative, agent and attorney-in-fact of the Pre-Closing Company Shareholders (as defined therein), and VStock Transfer, LLC, a New York corporation, be amended to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”).

	For	Against	Abstain
Number of Voted Shares	38,692,027	3,498,526	5,546
Percentage of Voted Shares	91.70%	8.29%	0.01%

5.	Proposal No. 5: To adjust the number of earnout shares to reflect the Company’s additional share issuances at the Closing of the Business Combination, as well the reverse share split, should it occur.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”) with 1st vesting amount effective from approval of this EGM, regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average exchange ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 if the Reverse Share Split and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Earnout Shares”) (the “Issuance of Earnout Shares”).

	For	Against	Abstain
Number of Voted Shares	38,780,768	3,399,175	16,156
Percentage of Voted Shares	91.91%	8.06%	0.04%

6.	Proposal No. 6: To adopt the second amended and restated memorandum and articles of association to reflect any reverse share split, any related adjustment, and the authorized share capital increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years.

Resolution: Approved

RESOLVED, as a special resolution, that:

a.	subject to the approval of the Reverse Share Split and Share Consolidation and the Authorised Share Capital Increase, and the implementation of the Reverse Share Split and Share Consolidation, the Company adopt, with effect from the Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Reverse Share Split and Share Consolidation, the Authorised Share Capital Increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years to succeed the directors of the class whose terms expire at such annual general meeting (the “Staggered Board”); and

b.	subject to the Reverse Share Split and Share Consolidation not having been implemented (the same having been abandoned by the Directors prior to the Effective Time), the Company adopt, with effect from the Alternative Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Authorised Share Capital Increase and the Staggered Board,

(together, the “Amended M&As”).

	For	Against	Abstain
Number of Voted Shares	38,849,543	3,319,751	26,805
Percentage of Voted Shares	92.07%	7.87%	0.06%

7.	Proposal No. 7: To approve entry into an additional financing such as the proposed Committed Equity Financing Facility.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the Company is approved to enter into an additional financing such as the proposed Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $25,000,000 of the Company’s ordinary shares over a three-year period (the “CEFF Financing”).

	For	Against	Abstain
Number of Voted Shares	42,010,435	180,118	5,546
Percentage of Voted Shares	99.56%	0.43%	0.01%

8.	Proposal No. 8: To approve the adjournment of the Meeting at a later date or dates to (A) supplement or amend the proxy statement of (B) solicit additional proxies from shareholders in favour of one or more of the proposals.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

	For	Against	Abstain
Number of Voted Shares	38,885,068	3,288,867	22,164
Percentage of Voted Shares	92.15%	7.79%	0.05%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: July 2, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director